NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                   SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of New York and the state of New York on the 21st day of October, 2003.


                        Signature          The China-U.S. Growth Fund
                                    --------------------------------------------
                                              (Name of Registrant)


                               By           /s/ Dorothy G. Sanders
                                   ---------------------------------------------
                                   (Name of director, trustee or officer signing
                                             on behalf of Registrant)


                                                    Secretary
                                   ---------------------------------------------
                                                     (Title)


Attest:       /s/ Frederick A. Blum
         ---------------------------------
                      (Name)

         Treasurer and Assistant Secretary
         ---------------------------------
                     (Title)